SEC – Résultats Q3-2001

Valeo

Paris, April 17, 2002

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

02034914

02 JUN 10 AM 11:07

File n° 82 - 3668
Valeo A.D.R.'s

SUPPL

Dear Sirs,

Please find enclosed our latest releases dated April 16, 2002.

Yours faithfully,

Bruno-Roland Bernard
Investor Relations Director

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

Encl.

dlw 6/19

First quarter 2002 results

Consolidating recovery in a contrasted market

Paris, 16 April 2002 — Following a meeting of the Supervisory Board on April 16, 2002, Valeo presented its consolidated accounts for the first quarter 2002.

In millions of euros	First quarter*		
	2002	2001	Variation
Sales	**2,550**	2,695	**- 5%**
Gross Margin	**422**	404	**+ 4%**
% Sales	***16.5%***	*15.0%*	**+ 1.5 pts**
Operating income	**98**	54	**+ 81%**
% Sales	***3.8%***	*2.0%*	**+ 1.8 pts**
Net financial expenses	(12)	(12)	=
Operating income less financial charges	**86**	42	+ 105%
% Sales	***3.4%***	*1.6%*	**+ 1.8 pts**
Other income and expenses	(14)	(177)	
Tax	(25)	(18)	
Net income from consolidated companies	**47**	(153)	
% Sales	***1.8%***	*(5.7%)*	**+ 7.5 pts**
Associated companies	3	(1)	
Amortization of Goodwill	(26)	(23)	+ 11%
Minority interests	(4)	(2)	
Net income	**20**	(179)	
% Sales	***0.8%***	*(6.6%)*	**+ 7.4 pts**

* unaudited quarterly figures

Group results for the first quarter 2001

First quarter 2002 sales of 2,550 million euros are down 5.5% compared with the same period in 2001. This drop is due to the impact of changes in the reporting entity of –2.7% resulting from Valeo's ongoing selective divestment program. Currency variations had a positive impact of +1.4%, mostly due to the strength of the US dollar. At constant reporting entity and exchange rates, the decrease in sales was 4.1%, outperforming the market: automotive production was down 7% in Europe and 14% in South America, and up 2% in North America and Japan.

The Group generated 67% of its first quarter sales in Europe, 25% in North America, 5% in Asia (18% including sales outside the consolidation perimeter) and 3% in Latin America.

The gross margin improved by 1.5 points to 16.5%, reflecting the industrial reorganization and supplier integration actions undertaken in the past year. The operating income reflects this gain as well as the positive impact of productivity improvements realized in research and development costs and administrative and selling expenses: the operating income thus improved by 1.8 points - an increase of 81%.

The net financial expenses were maintained at the same level as in the first quarter of 2001 and the operating income less financial expenses doubled to reach 86 million euros (3.4% of sales). The net income is 20 million euros (0.8% of sales) as compared with a loss of 179 million euros in the first quarter 2001.

Further steps towards recovery and growth prospects

All the branches and functions contributed to the recovery of the Group through the ongoing rationalization of their activities. The following industrial reorganization actions were undertaken during the first quarter:

- Valeo closed the Velenje site in Slovenia (wiring) and opened a new factory in Zielonki in Poland (wiper systems);
- three plant closure projects were announced;
- in North America, VESI made significant progress, especially since the end of the quarter, in its negotiations to establish the long-term viability of the Rochester plant.

At the same time, recent business wins provide organic growth prospects: in the first quarter, Valeo has been awarded contracts for ultrasonic park-assist, bi-Xenon and bending lights and advanced thermal systems (combined engine cooling and air-conditioning).

Valeo's technology expertise in its five "Domains" (Seeing and being seen, Vehicle thermal systems, Access and security, Driveline systems and Electrical energy management), which strengthens the synergies between the branches, will allow the Group to optimize the ongoing efforts in terms of production costs in order to increase market share.

General Meeting of Shareholders

Valeo's General Meeting of Shareholders will be held upon second notice on 10th June 2002 at the CNIT, La Défense near Paris. A meeting upon first notice is scheduled for 29 May 2002 at Valeo's Head Office (43 rue Bayen, 75017 Paris) at which it is not anticipated to reach a quorum.

Shareholders will be asked to approve inter alia the plan to set up two wholly-owned subsidiaries for its clutches and friction materials activities (Transmissions Branch). The aim of this plan is to align the legal and operational structures, to simplify administration and to provide greater clarity in terms of the industrial activities' results. The two new, wholly-owned subsidiaries will be able to pursue any development and growth opportunities that may arise. As a result of this operation, the financial statements of the Group's holding company will be even more transparent.

The setting-up of these two wholly-owned subsidiaries for Valeo clutches and friction materials activities will take the form of a contribution by Valeo to its two subsidiaries of the assets and liabilities relating to the transferred activities ("apport partiel d'actif soumis au régime des scissions").

Bondholders' General Meeting

In connection with the plan to set-up two wholly-owned subsidiaries for Valeo clutches and friction materials, Valeo will remain solely liable for the bonds. Holders of the 5-year 5.625% bonds issued by Valeo in July 2001 will be asked to approve the plan. The Bondholders' General Meeting will be held upon first notice on 6th May 2002 at Valeo's Head Office and upon second notice on 27th May 2002 at Pavillon Kléber (7 rue Cimarosa, 75016 Paris).

Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 143 plants, 53 R&D centers, 10 distribution centers and employs nearly 71,500 people in 24 countries worldwide (end March 2002).

For more information on the Group and its businesses, consult our website: www.valeo.com

For any additional information, please contact:

Kate Philipps, Corporate Communications Director, Tel.: 01.40.55.20.65
Bruno-Roland Bernard, Investor Relations Director, Tel.: 01.40.55.37.86